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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ESPRIT TELECOM GROUP PLC
                           (Name of Subject Company)

                         GLOBAL TELESYSTEMS GROUP INC.
                                   (Bidders)

             ORDINARY SHARES, NOMINAL VALUE OF ONE PENCE PER SHARE,
                                      AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 7 ORDINARY SHARES
                         (Title of Class of Securities)

                                   29665W104
                          (American Depositary Shares)
                     (CUSIP Number of Class of Securities)

                                GRIER C. RACLIN
                              1751 PINNACLE DRIVE
                             NORTH TOWER-12TH FLOOR
                                MCLEAN, VA 22102
                                 (703) 918-4573
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                              ALFRED J. ROSS, JR.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-7056

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                $574,783,773*                                    $159,791
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

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $137,832
                      Form or Registration No.: 333-68511
                  Filing Party: Global TeleSystems Group, Inc.
                          Date Filed: December 8, 1998

                        Amount Previously Paid: $21,959
                      Form or Registration No.: 333-68511
                  Filing Party: Global TeleSystems Group, Inc.
                          Date Filed: February 1, 1999

* Note: The proposed maximum aggregate offering price was determined as follows:
  (i) the market value per share of the Esprit Telecom Ordinary Shares (determined as one-seventh of the market value per Esprit Telecom ADS) multiplied by the maximum number of Esprit Telecom Ordinary Shares which may be exchanged in the Offer described herein for shares of GTS Common Stock, plus (ii) the market value per Esprit Telecom ADS, multiplied by the number of Esprit Telecom ADSs which may be exchanged in the Offer described herein for shares of GTS Common Stock. Pursuant to Rule 457(c), the market value per Esprit Telecom ADS is based on the average of the bid and asked price on the NASDAQ National Market on January 28, 1999. $137,832 of the filing fee was paid on December 8, 1998. The market value per Esprit Telecom ADS used to calculate the proposed maximum aggregate offering price for the portion of the filing fee paid on December 8, 1998 was based on the average of the bid and asked price on the NASDAQ National Market on December 3, 1998.

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

CUSIP NO.                          14D-1                PAGE     OF    PAGES
         ----------------------                             ---    ---

--------------------------------------------------------------------------------

    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above
           Global TeleSystems Group, Inc.
-----------------------------------------------------------------------
    2.     Check the appropriate Box if a member of a Group  (a)[ ]
           (b)[ ]
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    3.     SEC Use Only
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    4.     Source of Funds
           OO
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    5.     Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)[ ]
-----------------------------------------------------------------------
    6.     Citizenship or Place of Incorporation
           Delaware
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    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None
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    8.     Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares[ ]
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    9.     Percent of Class Represented by Amount in Row (7)
           None.
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   10.     Type of Reporting Person
           CO.
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

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Global TeleSystems Group, Inc., a Delaware corporation ("GTS"), upon the terms and conditions set forth in the Offering Circular/Proxy Statement/Prospectus dated February 2, 1999 and in the related Form of Acceptance, Letter of Transmittal and Notice of Guaranteed Delivery (the "Offering Circular/Proxy Statement/ Prospectus" the "Form of Acceptance," "Letter of Transmittal," and "Notice of Guaranteed Delivery" respectively, together constituting the "Offer"), to exchange (i) each outstanding Ordinary Share, nominal value of one pence each, of Esprit Telecom (as defined below) (the "Esprit Telecom Ordinary Shares"), and (ii) each outstanding American Depository Share of Esprit Telecom representing seven Esprit Telecom Ordinary Shares, (the "Esprit Telecom ADSs"), for new shares of Common Stock, par value $0.10 per share, of GTS (the "Common Stock"), based on an exchange ratio of (i)
0.1271 of a share of Common Stock for each Esprit Telecom Ordinary Share, and
(ii) 0.89 of a share of Common Stock for each Esprit Telecom ADS. The Esprit Telecom Ordinary Shares and the Esprit Telecom ADSs are collectively referred to herein as the "Esprit Telecom Securities." All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offering Circular/Proxy Statement/Prospectus.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales ("Esprit Telecom"), which has its principal executive offices at Minerva House, Valpy Street, Reading RG1 1AR, United Kingdom.

     (b) The equity securities being sought are all outstanding (i) Esprit Telecom Ordinary Shares, and (ii) Esprit Telecom ADSs. As of October 15, 1998, there were 125,528,528 Esprit Telecom Ordinary Shares outstanding, and 10,797,449 Esprit Telecom ADSs (equivalent to 75,582,143 Esprit Telecom Ordinary Shares or approximately 60.2% of the total outstanding Esprit Telecom Ordinary Shares). The information set forth in the Offering Circular/Proxy Statement/Prospectus under the captions "The Offer -- General" and "-- Terms of the Offer" is incorporated herein by reference.

     (c) The information set forth in the Offering Circular/Proxy
Statement/Prospectus under the caption "Comparative Market Price and Dividend Information" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Statement is filed by GTS. The information concerning the name, state or other place of organization, principal business and address of the principal office of GTS is set forth in the Offering Circular/Proxy Statement/Prospectus under the caption "Summary -- The Companies," which is incorporated herein by reference. The information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of GTS are set forth in the Offering Circular/Proxy Statement/Prospectus under the caption "Certain Information Concerning GTS -- Directors and Executive Officers of GTS", which is incorporated herein by reference.

     (e) and (f) During the last five years, none of GTS, or, to the best knowledge of GTS, none of the persons listed in the Offering Circular/Proxy Statement/Prospectus has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the captions "Background of and Reasons for the Offer -- Background of the Offer," " -- Purpose of the Offer; Plans for Esprit Telecom," "The Offer -- Interests of Certain Persons in the Offer," "The Offer Agreement," "Agreements with Certain Securityholders and Directors" and Annexes B and E through N is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the caption "The Offer -- General" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a) - (e) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the captions "The Offer -- General," " -- Terms of the Offer," "Background of and Reasons for the Offer -- Purpose of the Offer; Plans for Esprit Telecom," " -- The Offer Agreement" and "Additional Information Required Under UK Law -- Management and Employees" is incorporated herein by reference.

     (f) - (g) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the caption "The Offer -- Possible Effects of the Offer on the Market for Esprit Telecom ADSs" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the caption "The Offer -- Certain Information Concerning GTS" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offering Circular/Proxy
Statement/Prospectus under the captions "The Offer Agreement," "Agreements with Certain Securityholders and Directors" and "Additional Information Required Under UK Law" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offering Circular/Proxy
Statement/Prospectus under the captions "Background of and Reasons for the Offer -- Opinion of Lehman Brothers" and " -- Opinion of Bear Stearns" and "The Offer -- General," and "-- Fees and Expenses of the Offer" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offering Circular/Proxy
Statement/Prospectus under the captions "Summary Selected Financial
Data -- Selected Unaudited Pro Forma Combined Financial Information," "Description of GTS," "Selected Historical Consolidated Financial Data of GTS," "Financial Information Concerning GTS" and "GTS Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offering Circular/Proxy
Statement/Prospectus under the captions "The Offer -- Interests of Certain Persons in the Offer," "The Offer Agreement" and "Additional Information Required Under UK Law" is incorporated herein by reference.

     (b) - (c) The information set forth in the Offering Circular/Proxy Statement/Prospectus under the captions "Risk Factors -- Risks Relating to Regulatory Approvals" and "The Offer -- Certain Regulatory Approval and Legal Matters" is incorporated herein by reference.

     (d) None.

     (e) None.

     (f) The information set forth in the Offering Circular/Proxy
Statement/Prospectus and the related Form of Acceptance, Letter of Transmittal and Notice of Guaranteed Delivery is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)           -- Offering Circular/Proxy Statement/Prospectus.
        (a)(2)           -- Form of Proxy.
        (a)(3)           -- Form of Acceptance with respect to Esprit Telecom
                            Ordinary Shares.
        (a)(4)           -- Form of Letter of Transmittal with respect to Esprit
                            Telecom ADSs.
        (a)(5)           -- Form of Notice of Guaranteed Delivery.
        (a)(6)           -- Form of Letter from Bear Stearns International Limited
                            and Bear, Stearns & Co. Inc. to Brokers, Dealers,
                            Commercial Banks, Trust Companies and other Nominees.
        (a)(7)           -- Form of Letter from Brokers, Dealers, Commercial Banks,
                            Trust Companies and other Nominees to Clients.
        (a)(8)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(9)           -- Letter to securityholders of Esprit Telecom (included in
                            Exhibit (a)(1) hereto).
        (a)(10)          -- Press Announcement issued by GTS and Esprit Telecom on
                            December 8, 1998.
        (a)(11)          -- Press Release issued by GTS and Esprit Telecom on
                            December 8, 1998.
        (a)(12)          -- Press Release issued by GTS and Esprit Telecom on
                            December 9, 1998.
        (a)(13)          -- Summary Advertisement in the Wall Street Journal dated
                            February 2, 1999.
        (a)(14)          -- Press Release issued by GTS, dated February 2, 1999,
                            announcing the mailing of the Offering Circular/Proxy
                            Statement/Prospectus to GTS stockholders and Esprit
                            Telecom securityholders.
        (b)              -- None.
        (c)(1)           -- Offer Agreement, dated as of December 8, 1998, among GTS and Esprit Telecom (included in Exhibit (a)(1) hereto as
                            Annex B).
        (d)              -- None.
        (e)              -- Offering Circular/Proxy Statement/Prospectus (included as
                            Exhibit (a)(1) hereto).
        (f)              -- None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 1999

                                            Global TeleSystems Group, Inc.

                                            By:     /s/ GRIER C. RACLIN
                                              ----------------------------------
                                              Name: Grier C. Raclin
                                              Title: Senior Vice President and
                                                 General Counsel

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (a)(1)           -- Offering Circular/Proxy Statement/Prospectus
        (a)(2)           -- Form of Proxy
        (a)(3)           -- Form of Acceptance with respect to Esprit Telecom
                            Ordinary Shares
        (a)(4)           -- Form of Letter of Transmittal with respect to Esprit
                            Telecom ADSs
        (a)(5)           -- Form of Notice of Guaranteed Delivery
        (a)(6)           -- Form of Letter from Bear Stearns International Limited
                            and Bear, Stearns & Co. Inc. to Brokers, Dealers,
                            Commercial Banks, Trust Companies and other Nominees
        (a)(7)           -- Form of Letter from Brokers, Dealers, Commercial Banks,
                            Trust Companies and other Nominees to Clients
        (a)(8)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9
        (a)(9)           -- Letter to securityholders of Esprit Telecom (included in
                            Exhibit (a)(1) hereto)
        (a)(10)          -- Press Announcement issued by GTS and Esprit Telecom on
                            December 8, 1998
        (a)(11)          -- Press Release issued by GTS and Esprit Telecom on
                            December 8, 1998
        (a)(12)          -- Press Release issued by GTS and Esprit Telecom on
                            December 9, 1998
        (a)(13)          -- Summary Advertisement in the Wall Street Journal dated
                            February 2, 1999
        (a)(14)          -- Press Release issued by GTS, dated February 2, 1999,
                            announcing the mailing of the Offering Circular/Proxy
                            Statement/Prospectus to GTS stockholders and Esprit
                            Telecom securityholders
        (b)              -- None
        (c)(1)           -- Offer Agreement, dated as of December 8, 1998, among GTS and Esprit Telecom (included in Exhibit (a)(1) as Annex
                            B)
        (d)              -- None
        (e)              -- Offering Circular/Proxy Statement/Prospectus (included as
                            Exhibit (a)(1) hereto)
        (f)              -- None